AM 4/6/2004

C 3/31

SECURITIES AND EXCHANGE COMMISSION

04018863

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53388

RECEIVED MAR 25 2004 187 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Feldstein Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Main Street

(No. and Street)

Chester	New Jersey	07930
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vision Financial Group, CPAS, LLP

(Name – *if individual, state last, first, middle name*)

77-55 Schanck Road	Freehold	New Jersey	07728
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 15 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Feldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feldstein Financial Group, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA L. SHIPPS
Notary Public of New Jersey
My Commission Expires July 7, 2004

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FELDSTEIN FINACIAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

FELDSTEIN FINANCIAL GROUP, LLC

DECEMBER 31, 2003

TABLE OF CONTENTS

VISION FINANCIAL GROUP CPAs, LLP

ACCOUNTANTS & CONSULTANTS
77-55 Schanck Road, Suite B-15 • Freehold, New Jersey 07728
Phone (732) 431-0020 • Fax (732) 431-0030 • Web: www.vfgcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Feldstein Financial Group, LLC
Chester, New Jersey

We have audited the accompanying statement of financial condition of Feldstein Financial Group, LLX, as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Feldstein Financial Group, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Vision Financial Group CPA's, LLP

Vision Financial Group CPA's, LLP
Certified Public Accountants

March 8, 2004

FELDSTEIN FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS:

Receivable from clearing broker	$	26,866
Prepaid expenses		2,730
Total assets	$	29,596

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and Accrued expenses	$	2,064
Due to clearing broker		3,951
Due to affiliate		500
Total liabilities		6,515
MEMBER'S EQUITY		23,081
Total liabilities and member's equity	$	29,596

The accompanying notes are an integral part of these financial statements.

FELDSTEIN FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2003

Revenue:	
Service fees	$ 1,461
Commissions	295,150
Interest and other income	4,059
	300,670
Operating expenses:	
Clearing and commission charges	64,843
Insurance	740
Office, stationery, postage	3,024
Professional fees	15,846
Registration and regulatory fees	1,106
	85,559
Net Income	$ 215,111

The accompanying notes are an integral part of these financial statements.

FELDSTEIN FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2003

Balance at December 31, 2002	$	59,725
Net Income		215,111
Withdrawals of capital		(251,755)
Balance at December 31, 2003	$	23,081

The accompanying notes are an integral part of these financial statements.

FELDSTEIN FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2003

Cash flows from operating activities:	
Net Income	$ 215,111
Adjustment to reconcile net income to net cash used in operating activities	
Changes in operating assets and liabilities:	
Increase in prepaid expenses	(2,730)
Decrease in receivable from clearing broker	434
Decrease in accrued expenses	(3,155)
Decrease in due to clearing broker	(215)
	(5,666)
Net cash from operating activities:	209,445
Cash flows from financing activities:	
Advance from affiliate	500
Withdrawals of capital	(251,755)
Net cash used in financing activities	(251,255)
Decrease in cash	(41,810)
Cash – beginning of year	41,810
Cash – end of year	$ 0

The accompanying notes are an integral part of these financial statements.

FELDSTEIN FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Feldstein Financial Group, LLC (the "Company") is a New Jersey Limited Liability Company formed to act as a broker and dealer. The Company's corporate office is located in Chester, New Jersey.

The company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has an agreement with its Clearing Broker to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

Income Taxes

The Company files its tax return as a Partnership, consequently, net income or loss, in general, is apportioned to the members and reported in their personal income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

FELDSTEIN FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

The receivable from the clearing broker is due within 30 days and includes a a clearing deposit.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a member NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net Capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had a net capital of $11,847 which was $6,847 in excess of its required net capital of $5,000.

NOTE 5 – OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company.

NOTE 6 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in financial institutions located New Jersey. Cash balances, at times, may exceed the federal insured limits.

NOTE 7- EXPENSE SHARING ARRANGEMENT

The Company has an expense sharing agreement with an affiliate whereby the affiliate pays for certain overhead costs. Expenses are allocated to the Company for net capital purposes only.

VISION FINANCIAL GROUP CPAs, LLP

ACCOUNTANTS & CONSULTANTS
77-55 Schanck Road, Suite B-15 • Freehold, New Jersey 07728
Phone (732) 431-0020 • Fax (732) 431-0030 • Web: www.vfgcpas.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Feldstein Financial Group, LLC

Our report on our audit of the basic financial statements of Feldstein Financial Group, LLC for the year ended December 31, 2003 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Vision Financial Group CPA's, LLP

Vision Financial Group CPA's, LLP
Certified Public Accountants

March 8, 2004

FELDSTEIN FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

TOTAL MEMBER'S EQUITY		$ 23,081
DEDUCTION		
Prepaid Expenses	2,730	
Expenses under sharing arrangement	8,504	$ 11,234
NET CAPITAL		$ 11,847
AGGREGATE INDEBTEDNESS:		
Accrued expenses		$ 2,064
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of 6 2/3% of aggregate Indebtedness or $5,000 minimum dollar net capital)		$ 5,000
EXCESS NET CAPITAL AT 1,500 PERCENT		$ 6,847
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		17.4%
Reconciliation with company's computation (included In Part II of Form X-17a-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 15,420
Audit adjustments:		
Increase in due to related entity		(,500)
Other deductions – Expenses under sharing arrangement		(3,073)
Net capital per above		$ 11,847

FEDLSTEIN FINANCIAL GROUP, LLC

SUPPLEMENTAL REPORT
OF INDEPENDENT AUDITOR ON
INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

DECEMBER 31, 2003

FELDSTEIN FINANCIAL GROUP, LLC
DECEMBER 31, 2003

TABLE OF CONTENTS

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the member
Feldstein Financial Group, LLC
Chester, New Jersey

In planning and performing our audit of the financial statements of Feldstein Financial Group, LLC for the year ended December 31, 2003 we considered its internal control structure including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States Of America. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

New York, New York
March 8, 2004